Exhibit 99.1

13 November 2025

Mr James Rowe
Australian Securities Exchange
Level 40, Central Park
152-158 St Georges Terrace
Perth WA 6000

By email: tradinghaltsperth@asx.com.au

Dear James

Trading Halt

In accordance with ASX Listing Rule 17.1, IperionX Limited (ASX: IPX) (“Company”) requests that the securities of the Company be placed in a trading halt with immediate effect.

1.	The Company advises that:

a.	the trading halt is requested pending an announcement regarding a report released by Spruce Point Management on 12 November 2025; and

b.	to provide a response in accordance with ASIC Information Sheet 255 (Activist short selling campaigns in Australia) in relation to the report following a request from ASX.

2.
The Company requests that the trading halt remain in place until the earlier of such time as it makes an announcement to the market regarding the above or the commencement of trading on Monday, 17 November 2025; and

3.	The Company is not aware of any reason why the trading halt should not be granted or of any other information necessary to inform the market or ASX about the request.

Yours sincerely

Greg Swan
Company Secretary

North Carolina 129 W Trade Street, Suite 1405 Charlotte, NC 28202 IperionX Limited ABN 84 618 935 372	Tennessee 279 West Main Street Camden, TN 38320	Virginia 1030 Confroy Drive South Boston, VA 24592	Utah 1782 W 2300 S West Valley City, UT 84119